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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 14D-1/A
                             (AMENDMENT NO. 2)
                    Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                               SCHEDULE 13D/A
                             (AMENDMENT NO. 6)

                 Under the Securities Exchange Act of 1934

                           SCOR U.S. Corporation
                         (Name of Subject Company)


                        SCOR Merger Sub Corporation
                                 SCOR S.A.
                                 (Bidders)


                  COMMON STOCK, PAR VALUE $0.30 PER SHARE
                       (Title of Class of Securities)


                                78 4027 10 4
                   (CUSIP Number of Class of Securities)


                            John T. Andrews, Jr.
                               Vice President
                       General Counsel and Secretary
                           SCOR U.S. Corporation
                           Two World Trade Center
                       New York, New York 10048-0178
                               (212) 390-5200

                                  Copy to:

                            Allan M. Chapin, Esq.
                            Sullivan & Cromwell
                              250 Park Avenue
                       New York, New York 10048-0178
                               (212) 558-4000
         (Name, Address, and Telephone Numbers of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

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      This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule 14D-1, dated November 9, 1995 (the "Schedule 14D-1"), as amended by Amendment No. 1 thereto dated December 6, 1995, filed by SCOR Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), and by Parent, relating to the tender offer by the Purchaser to purchase all the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of SCOR U.S. Corporation, a Delaware corporation (the "Company"), not already directly or indirectly owned by Parent, at a price of $15.25 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"), both of which were annexed to and filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This amendment is being filed by the Purchaser and Parent. Capitalized terms used and not defined herein shall have the meaning set forth in the Schedule 14D-1 and the Offer to Purchase filed as Exhibit (a)(1) thereto. By this amendment the Schedule 14D-1 is hereby amended in the respects set forth below.

      This Amendment No. 2 to the Schedule 14D-1 also constitutes Amendment No. 6 to the Statement on Schedule 13D under the Exchange Act originally filed by Parent with the Commission on November 2, 1990, as most recently amended on December 6, 1995 by the Amendment No. 1 to the Schedule 14D-1 relating to the Offer.

Item 10.    Additional Information.

        Item 10(f) is hereby supplemented and amended by adding the following information thereto:

        The press release of Parent, dated December 7, 1996, relating to the extension of the term of the Offer and related withdrawal rights is incorporated by reference herein and is attached hereto as Exhibit (a)(9).

Item 11.    Material to be filed as Exhibits.

        (a)(9)    Press Release issued by Parent, dated December 7, 1995.

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                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 7, 1995



                        SCOR S.A.


                        By:    /s/ Jacques Blondeau
                        Name:       Jacques Blondeau
                        Title:      Chairman and Chief Executive Officer



                        SCOR Merger Sub Corporation


                        By:    /s/ Jacques Blondeau
                        Name:       Jacques Blondeau
                        Title:      President

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                               EXHIBIT INDEX



Exhibit Number                Exhibit Name                     Page Number

(a)(9)            Press release issued by Parent, dated
                  December 7, 1995.